Exhibit 99-1

Pursuant to a plan of reorganization the Issuer issued shares of Common Stock and Warrants to certain of its creditors including investment advisory clients ("Clients") of Franklin Advisers, Inc. (FAV) and Franklin Templeton Institutional, LLC (collectively, the "Investment Management Subsidiaries").

One Client of FAV, Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of 1940, has an interest of 28,306,773 shares, or 31.3% of the Common Stock.

The Investment Management Subsidiaries are wholly-owned subsidiaries of Franklin
  Resources, Inc. ("FRI").   The Common Stock and Warrants may be deemed to be
beneficially owned by the Investment Management Subsidiaries for purposes Rule 13d-3, and accordingly for purposes of section 16(a) under the Securities Exchange Act of 1934, as amended (the Act), in their capacity as the investment advisers to the Clients pursuant to investment management contracts that grant them investment and/or voting power. When an investment management contract (including a sub-advisory agreement) delegates to an Investment Management Subsidiary investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats the Investment Management Subsidiary as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.

Beneficial ownership by FRI and the Investment Management Subsidiaries is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (FMA), an indirect wholly- owned investment management subsidiary of FRI, are exercised independently from FRI, the Investment Management Subsidiaries and their other affiliates. Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and FRI and its other affiliates, including the Investment Management Subsidiaries, of information that relates to the voting and investment powers over the securities owned by their investment management clients. Consequently, FMA, on the one hand, and FRI and its other affiliates, on the other hand, report the securities over which they hold investment and voting power separately from each other for purposes of Sections 13 and 16 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the Principal Shareholders) each own in excess of 10% of FRI's outstanding common stock and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI's subsidiaries provide investment management services. FRI, the Principal Shareholders and the Investment Management Subsidiaries disclaim any pecuniary interest in any of the
  Common Stock and the Warrants. In addition, the filing of this Form 3 on behalf of the Principal Shareholders, FRI and the Investment Management Subsidiaries should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Common Stock.

FRI, the Principal Shareholders, and the Investment Management Subsidiaries believe that they are not a group within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Common Stock and Warrants held by any of them or by any persons or entities for whom or for which the Investment Management Subsidiaries provide investment management services.